Mail Stop 6010

May 22, 2007

Mr. David D. Johnson
Vice President, Treasurer and Chief Financial Officer
Molex, Inc.
2222 Wellington Court
Lisle, Illinois 60532

      Re: **Molex, Inc.**
              Form 10-K for the year ended June 30, 2006
              Filed August 3, 2006
              Form 10-K/A for the year ended June 30, 2006
              Filed February 7, 2007
              File No. 000-07491

Dear Mr. Johnson:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Martin F. James
                         Senior Assistant Chief Accountant